SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

Family Dollar Stores, Inc.

(Name of Subject Company)

Family Dollar Stores, Inc.

(Name of Person Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

James C. Snyder, Jr., Esq.

Senior Vice President,

General Counsel and Secretary

P.O. Box 1017, 10401 Monroe Road

Charlotte, North Carolina 28201-1017

(704) 847-6961

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Ethan A. Klingsberg, Esq.

Paul M. Tiger, Esq.

Cleary Gottlieb Steen & Hamilton, LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (“Amendment No. 9”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Family Dollar Stores, Inc. (“Family Dollar”), with the Securities and Exchange Commission on September 17, 2014, relating to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation, through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Family Dollar’s common stock, par value $0.10 per share (including the associated preferred stock purchase rights), at a purchase price of $80.00 in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (as amended or supplemented from time to time), and the related letter of transmittal. This Amendment No. 9 is being filed to reflect certain updates as reflected below:

Item 4.	The Solicitation or Recommendation.

(a)	Item 4 of the Statement is hereby amended and supplemented by removing the first sentence of the first paragraph and replacing it with the following sentence in the subsection titled “Recommendation”:

After careful consideration, including a thorough review of the terms and conditions of the Offer with Family Dollar’s financial and outside legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by the unanimous vote of all of its directors at meetings held on September 15, 2014 and October 13, 2014, by the unanimous vote of all directors present at meetings held on November 10, 2014 and January 11, 2015 (at which meetings all of the directors were in attendance other than James G. Martin), and by the unanimous vote of all of its directors at a meeting held on January 19, 2015, reaffirmed its recommendation of, and declaration of advisability with respect to, the Dollar Tree merger, concluded that the Offer does not constitute and is not reasonably expected to lead to a “Company Superior Proposal” as defined in the Dollar Tree merger agreement and is not in the best interests of Family Dollar, and recommended that Family Dollar’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

(b)	Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraphs after the last paragraph in the subsection titled “Background of the Offer”:

On January 15, 2015, Dollar General issued a press release, the text of which follows:

DOLLAR GENERAL PROVIDES UPDATE ON FTC REVIEW OF ITS PROPOSED ACQUISITION OF FAMILY DOLLAR

GOODLETTSVILLE, Tenn. (BUSINESS WIRE), January 15, 2015 - Dollar General Corporation (NYSE: DG) today provided an update on the status of its discussions with the Federal Trade Commission (“FTC”) regarding its proposed acquisition of Family Dollar Stores, Inc. (NYSE: FDO).

FTC Review of Dollar General’s Proposed Acquisition of Family Dollar

As previously disclosed, since the launch of its tender offer to acquire all outstanding shares of Family Dollar, Dollar General has been actively engaged with the FTC. The Company has provided the agency with tens of thousands of documents and has participated in numerous meetings with FTC staff. This engagement is ongoing, and the FTC has reached no final conclusion regarding the number of divestitures that would be required by a Dollar General/Family Dollar combination. Dollar General has also had discussions with various potential buyers who have expressed interest in acquiring stores that may be required to be divested.

Despite the progress made to date and Dollar General’s desire and intention to continue working with the FTC to further refine its analysis, Dollar General has concluded that the additional step of certifying substantial compliance with the FTC’s request for further information and documentary material (“Second Request”) is necessary. To that end, Dollar General has been, and continues to be, concurrently working toward certifying substantial compliance, which Dollar General currently targets to complete by February 10, 2015. Dollar General has chosen not to be constrained by a timing agreement with the FTC. In the absence of such an agreement, the FTC will have 30 days from the date on which Dollar General certifies substantial compliance with the Second Request to determine either to allow the transaction to close or sue to enjoin the transaction. Although Dollar General believes that this matter is one that should be amenable to resolution by consent agreement with the FTC, it is prepared to defend litigation if necessary.

In its review of the proposed Dollar General/Family Dollar transaction, the FTC has departed from the approach used to analyze retail mergers over recent years and has instead relied heavily on an untested theoretical model for predicting circumstances in which pricing will increase. The use of this model as a predictor of the likelihood of price increases is controversial, and the model is highly sensitive to adjustments in its assumptions and specifications. Based on these and other factors, including Dollar General’s national, Walmart-focused prices, the Company believes that if given the opportunity to complete the FTC review process, including substantial compliance and potential litigation, the number of required store divestitures would be manageable and should not exceed the 1,500 store divestitures offered by Dollar General, particularly if Family Dollar becomes an ally in Dollar General’s discussions with the FTC.

On January 19, 2015, the Board met, in consultation with Family Dollar’s financial and outside legal advisors, to consider the press release issued by Dollar General on January 15, 2015; the status of and prospects for the antitrust clearance processes for the Dollar Tree merger and the Offer, respectively; the Special Meeting; and the timeline and prospects for closing of the Dollar Tree merger. After taking into account these factors and its consultations with its advisors, the Board unanimously reconfirmed the determinations and recommendations specified under “Recommendation” in Item 4 of this Statement.

(c)	Item 4 of the Statement is hereby amended and supplemented by removing the second paragraph and replacing it with the following paragraph in the subsection titled “Reasons for Recommendation”:

In reaching its decision on September 15, 2014 to (i) recommend that Family Dollar’s stockholders reject the Offer and not tender their shares into the Offer and (ii) reaffirm its recommendation that Family Dollar’s stockholders adopt the merger agreement with Dollar Tree, and in reaching its decisions on October 13, 2014, November 10, 2014, January 11, 2015 and January 19, 2015 to (i) reaffirm its recommendation that Family Dollar’s stockholders reject the Offer and not tender their shares into the Offer and (ii) reaffirm its recommendation that Family Dollar’s stockholders adopt the merger agreement with Dollar Tree, the Board, as described above in the section entitled “Item 4. The Solicitation or Recommendation—Background of the Offer”, met, consulted with Family Dollar’s senior management and its legal and financial advisors at Cleary Gottlieb and Morgan Stanley, and considered a number of factors, including its knowledge of the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of each of Family Dollar, Dollar Tree and Dollar General (taking into account the results of Family Dollar’s due diligence of Dollar Tree and publicly available information with respect to Dollar General), as well as the risks in achieving those prospects (including uncertainties associated with implementing Family Dollar’s stand-alone strategic plan and achieving the related internal financial forecasts), the analyses, from antitrust law perspectives, of potential combinations of Family Dollar with Dollar Tree and Dollar General, respectively, prepared by Cleary Gottlieb with input from its economic consultant, NERA Economic Consulting, feedback from the FTC received in connection with the FTC’s review of the Dollar Tree merger, and the anticipated effects of the transaction contemplated by the Dollar Tree merger agreement, on the one hand, and the transaction contemplated by the Dollar General Offer, on the other hand.

(d)	Item 4 of the Statement is hereby amended and supplemented by removing the first sentence of the first paragraph and replacing it with the following sentence in the subsection titled “Additional Factors Considered by the Board”:

In addition to the factors set forth above, in reaching its decision on July 27, 2014 and September 4, 2014 to approve, and declare advisable, the Dollar Tree merger agreement and resolving that it recommends (and its subsequent decisions, on August 20, 2014, September 5, 2014, September 15, 2014, October 13, 2014, November 10, 2014, January 11, 2015 and January 19, 2015 to reaffirm its recommendation) that Family Dollar’s stockholders adopt the Dollar Tree merger agreement, the Board considered various factors that weighed positively in favor of the Dollar Tree merger agreement, the Dollar Tree merger and the other transactions contemplated by the Dollar Tree merger agreement including, among others and not necessarily in order of relative importance:

Item 7.	Purposes of the Transaction, Plans or Proposals.

(a)	Item 7 of the Statement is hereby amended and supplemented by removing the second paragraph and replacing it with the following paragraph:

For the reasons discussed in the section entitled “Item 4. The Solicitation or Recommendation—Recommendation” above, the Board, by the unanimous vote of all of its directors at meetings held on September 15, 2014 and October 13, 2014, by the unanimous vote of all directors present at meetings held on November 10, 2014 and January 11, 2015 (at which meetings all of the directors were in attendance other than James G. Martin), and by the unanimous vote of all of its directors at a meeting held on January 19, 2015, reaffirmed its recommendation of, and declaration of advisability with respect to, the Dollar Tree merger, concluded that the Offer does not constitute and is not reasonably expected to lead to a “Company Superior Proposal” as defined in the Dollar Tree merger agreement and is not in the best interests of Family Dollar, and recommended that Family Dollar’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FAMILY DOLLAR STORES, INC.

By:	/s/ James C. Snyder, Jr.
Name:	James C. Snyder, Jr.
Title:	Senior Vice President,
General Counsel and Secretary

Dated: January 20, 2015